UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2012

Commission File Number: 001-35126

21Vianet Group, Inc.

M5, 1 Jiuxianqiao East Road,

Chaoyang District

Beijing 100016

The People’s Republic of China

(86 10) 8456 2121

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

21Vianet Group, Inc.

By	:	/s/ Shang-Wen Hsiao
Name	:	Shang-Wen Hsiao
Title	:	President and Chief Financial Officer

Date: February 8, 2012

Exhibit Index

Exhibit 99.1 — Press Release

Exhibit 99.1

21Vianet Acquires 2.3 GHz BWA Spectrum in Hong Kong

Capitalizing on Mobile Internet and Data Growth Opportunities

BEIJING and HONG KONG, February 7, 2012 — 21Vianet Group, Inc. (NASDAQ: VNET) (“21Vianet” or the “Company”), the largest carrier-neutral Internet data center services provider in China, today announced that it is a provisional successful bidder for radio spectrum in the 2.3 GHz band to provide broadband wireless access (“BWA”) services in Hong Kong. 21Vianet is one of three provisional successful bidders, each of whom won one frequency band of 30 MHz. 21Vianet submitted a final bid of HK$150 million (US$19.3 million), which was the minimum bidding price set by the Hong Kong Telecommunications Authority for the spectrum.

The Hong Kong Telecommunications Authority will issue a 15-year unified telecommunications carrier license to successful bidders, allowing licensees to provide fixed, mobile or a combination of these services using the licensees’ frequency bands. Provisional successful bidders will be required to pay spectrum utilization fees within 30 business days and submit a refundable performance bond of HK$150 million (US$19.3 million) as a guarantee of compliance with the network and service rollout requirements.

In connection with these fees, 21Vianet obtained a non-binding letter of intent from China Development Bank, in which the bank indicated its intention to provide a US$30 million credit facility to 21Vianet to finance the BWA spectrum license.

“We are focused on capturing the best market opportunities and are pleased to win the Hong Kong spectrum auction with the minimum required bid,” said Mr. Josh Chen, founder, chairman and chief executive officer of 21Vianet. “We believe that this opportunity is a cost-effective means of opening up more growth opportunities for 21Vianet. We are seeing an accelerating business trend towards accessing data through the mobile Internet. By extending our Internet infrastructure services into the wireless Internet, we aim to further embed 21Vianet into the core Internet infrastructure in Greater China.”

“To utilize the BWA spectrum, we aim to partner with established mobile operators to successfully extend our service offerings.” Mr. Chen continued. “At the same time, we also want to reaffirm our commitment to a carrier-neutral value position and our intent to remain a B2B service provider. Our focus remains on becoming more integrated with the broader Internet data network throughout Greater China.”

Pursuant to the requirements of the Hong Kong Telecommunications Authority, 21Vianet will discuss the terms of its license and the network operations plan with the authority in the coming weeks. 21Vianet also plans to explore potential partnerships with local business partners to combine its own expertise in Internet infrastructure services with its business partners’ financial resources, local platform and knowledge.

Exchange Rate

This press release contains translations of certain Hong Kong dollar amounts into US dollars at specified rates solely for the convenience of readers. All translations from HK$ to US dollars, in this press release, were made at a rate of HK$7.7538 to US$1.00, the noon buying rate in effect on January 27, 2012 in the City of New York for cable transfers in HK$ per US$ as certified for customs purposes by the Federal Reserve Bank of New York.

About 21Vianet

21Vianet Group, Inc. is the largest carrier-neutral Internet data center services provider in China. 21Vianet provides hosting and related services, managed network services and cloud computing infrastructure services, improving the reliability, security and speed of its customers’ Internet connections through 21Vianet’s Internet infrastructure. Customers may locate their servers and networking equipment in 21Vianet’s data centers and connect to China’s Internet backbone through 21Vianet’s extensive fiber optic network. In addition, 21Vianet’s proprietary smart routing technology, BroadEx, enables customers’ data to be delivered across the Internet in a faster and more reliable manner. 21Vianet operates in 33 cities throughout China, servicing a diversified and loyal base of more than 1,400 customers that span many industries ranging from Internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, quotations from management in this announcement, as well as 21Vianet’s strategic and operational plans, contain forward-looking statements. 21Vianet may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 21Vianet’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: 21Vianet’s goals and strategies; 21Vianet’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, 21Vianet’s services; 21Vianet’s expectations regarding keeping and strengthening its relationships with customers; 21Vianet’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where 21Vianet provides solutions and services. Further information regarding these and other risks is included in 21Vianet’s reports filed with, or furnished to the Securities and Exchange Commission. 21Vianet does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and 21Vianet undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact:

ICR, Inc.

Jeremy Peruski

+1 (646) 405-4922

IR@21Vianet.com

Source: 21Vianet